Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

VIA EDGAR

July 25, 2025

Samantha Brutlag, Esq.

John Kernan Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Bain Capital Total Credit Fund, LP a (the “Trust”)
	File Nos.:	File Nos. 333- 285896 and 811-24066
	Funds:	Lincoln Bain Capital Total Credit Fund (the “Fund”)

Dear Ms. Brutlag and Mr. Kernan:

This letter responds to your comments, provided via phone on July 23, 2025, to the Trust’s initial registration statement filed on Form N-2 on March 19, 2025. Any comments to the disclosure for one Fund will be applied to both Funds, where applicable.

The following are your comments and the Trust’s responses.

1.

Please calculate the expense example based on a $1,000 investment and include the impact of the maximum sales load for Classes A and D as required by Form N-2. Please also revise the narrative in this section to reflect that the Fund’s expense waiver will be in effect for two years.

RESPONSE: The requested revisions have been made.

2.	Please present the expense waiver amounts in the Fund’s fee table in parenthesis.

RESPONSE: The requested revisions have been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Teriana Griggs

Stacey Angel